EXHIBIT 12.1

SUPERVALU INC. and Subsidiaries

Ratio of Earnings to Fixed Charges

For Fiscal Years Ended

(In thousands, except ratios)	2003	2002	2001	2000	1999
Earnings before income taxes	$408,004	$331,998	$139,590	$445,393	$316,261
Less undistributed earnings of less than fifty percent owned affiliates:	(16,368)	(13,450)	(9,429)	(6,605)	(5,943)
Earnings before income taxes	391,636	318,548	130,161	438,788	310,318
Interest expense	182,499	194,294	212,898	154,482	124,111
Interest on operating leases	44,864	35,971	29,047	23,838	18,574

	618,999	548,813	372,106	617,108	453,003

Total fixed charges	$227,363	$230,265	$241,945	$178,320	$142,685

Ratio of earnings to fixed charges	2.72	2.38	1.54	3.46	3.17